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February 28, 2012

VIA EDGAR

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”)

File Nos. 333-37115, 811-08399

Dear Ms. Skeens:

In a January 4, 2012 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 49 (“PEA 49”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 51 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on December 13, 2011. PEA 49 was filed to register Administrative Class shares of the PIMCO Global Multi-Asset Managed Volatility Portfolio, a new series of the Registrant (the “Portfolio”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as given in PEA 49.

Prospectus

Comment 1: With regard to the Portfolio’s investments in derivatives, review the Principal Investment Strategies and Principal Risks section to ensure these sections are not overly generic. Also, review each section to confirm that it describes the actual derivatives used and corresponding risks. Refer to the observations made in the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) (the “Derivatives Letter”). In your response, confirm that each derivative instrument described in these sections is consistent with the investment strategies of the Portfolio.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris  ASIA

Beijing  Hong Kong

Deborah D. Skeens
February 28, 2012

Response: The Registrant has reviewed the Derivatives Letter and confirms that, in the Registrant’s opinion, the Portfolio’s derivatives disclosure is consistent with the observations made therein and with the investment strategies of the Portfolio.

To the extent the Portfolio uses derivatives as part of its principal investment strategies, or such use subjects the Portfolio to a principal risk, the Registrant believes both the Principal Investment Strategies and Principal Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Portfolio’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

The Portfolio provides a summary of the types of derivatives used within its Principal Investment Strategies section. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of the Portfolio’s principal investment strategies. The Portfolio may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, risk management and in furtherance of the Portfolio’s investment strategies, both principal and secondary. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of a summary of principal investment strategies. The Description of Principal Risks section following the Portfolio Summary is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to the Portfolio.

Although the Registrant does not believe it appropriate to include a full description of each type of derivative used and the purposes thereof within the Portfolio Summary, the Registrant notes that more complete disclosure is found elsewhere in the registration statement. For example, the Description of Principal Risks section of the prospectus provides a more complete description of the principal risks of derivatives exposure. Still more detailed disclosure regarding derivatives, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of the prospectus and the Investment Objectives and Policies section of the SAI. The Registrant believes that this presentation of derivatives disclosure throughout the registration statement – beginning with a summary in the Portfolio Summary and providing successively more detail in each of three separate sections of the prospectus and SAI that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks.

Comment 2: The fees and expenses are missing from the fee table. Please confirm that this information will be provided by amendment.

Response: Comment accepted.

Deborah D. Skeens
February 28, 2012

Comment 3: With regard to the Portfolio’s fund of funds structure, explain in your response whether this structure is in reliance on exemptive relief or particular provisions of the 1940 Act. If in reliance on exemptive relief, provide a citation to the order providing such relief. If in reliance on provisions of the 1940 Act, explain how this structure complies with the 1940 Act.

Response: The Portfolio’s fund of funds structure is in reliance on all applicable provisions of Section 12(d)(1) of the 1940 Act, including Section 12(d)(1)(G), as well as rules thereunder, including Rules 12d1-1 and 12d1-2. In addition, the Registrant has obtained exemptive relief from Rule 12d1-2(a)(2) such that the Portfolio may invest in “Other Investments” as defined in the exemptive relief (i.e., other investments in addition to “securities” within the meaning of Rule 12d1-2(a)(2)). See PIMCO Funds, et. al., Inv. Co. Act Rel. Nos. 28331 (July 17, 2008) (notice) and 28356 (Aug. 12, 2008) (order).

Comment 4: On page 1 of the Principal Investment Strategies section, it is disclosed that the Portfolio may invest in “any funds of the PIMCO Funds and PIMCO Equity Series…except funds of funds (“Underlying PIMCO Funds”)” while page 33 of the Characteristics and Risks of Securities and Investment Techniques—Investment in Other Investment Companies section states “[e]ach Underlying PIMCO Fund may invest in securities of other investment companies…or in pooled accounts, or other unregistered accounts or investment vehicles to the extent permitted by the 1940 Act and the rules and regulations thereunder and any exemptive relief therefrom.” Please explain as these two statements appear to be contradictory. If you do not believe the statements are contradictory, explain what is meant by “except funds of funds” on page 1.

Response: The Portfolio may invest in any of the funds of PIMCO Funds and PIMCO Equity Series that do not operate as “funds of funds.” None of the Underlying PIMCO Funds operate as “funds of funds” in reliance on Sections 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act, although certain Underlying PIMCO Funds may invest in other funds to the extent permitted generally by Sections 12(d)(1)(A) and 12(d)(1)(B) and rules thereunder.

Comment 5: The Characteristics and Risks of Securities and Investment Techniques—Investment in Other Investment Companies section states “[e]ach Underlying PIMCO Fund may invest in securities of other investment companies…to the extent permitted by the 1940 Act and the rules and regulations thereunder and any exemptive relief.” If any Underlying PIMCO Funds are funds of funds, explain how this structure is consistent with Section 12 of the 1940 Act.

Response: None of the Underlying PIMCO Funds operate as “funds of funds” in reliance on Sections 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act, although certain Underlying PIMCO Funds may invest in other funds to the extent permitted generally by Sections 12(d)(1)(A) and 12(d)(1)(B) and rules thereunder.

Deborah D. Skeens
February 28, 2012

Comment 6: Delete footnotes 2 and 6 to the fee table that relate to interest expense as these footnotes are neither permitted nor required by Item 3 of Form N-1A.

Response: To the extent the Portfolio enters into certain investments, such as reverse repurchase agreements, the Portfolio incurs interest expense. Interest expense is required to be treated as an expense of the Portfolio for accounting purposes,1 but the amount of interest expense, if any, will vary from year to year with the Portfolio’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Portfolio has a “unified fee” structure wherein each Portfolio pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Portfolio. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Portfolio’s statutory prospectus and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Portfolio, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Portfolio does bear that are not covered under the unified fee structure which may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Portfolio’s interest expense. As interest expense may vary, causing the Portfolio to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

[1]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Deborah D. Skeens
February 28, 2012

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).2 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).3 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of the Portfolio with other mutual funds. Without the current fee table footnotes describing the Portfolio’s interest expense and its effect on the Portfolio’s expense ratio, the Registrant believes the Portfolio’s fee table would not adequately facilitate an investor comparison of the Portfolio’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Portfolio has a unique unified fee structure as described above, what comprises “Other Expenses” for the Portfolio is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Portfolio’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Portfolio does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for the Portfolio, investors in the Portfolio have reasonably come to expect that the total expense ratio of the Portfolio is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where the Portfolio needs to disclose “Other Expenses,” investors may not understand that the Portfolio operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Portfolio’s unified fee structure unless the Portfolio includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

[2]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Inv. Co. Act Rel. No. 28584, at 31 (Jan. 13, 2009) (“Summary Prospectus Adopting Release”).

[3]	Id. at 16-17.

Deborah D. Skeens
February 28, 2012

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Portfolio and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Portfolio’s interest expense, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Portfolio’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Portfolio’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 7: Confirm that the Portfolio’s Subsidiary’s fees and expenses are included in both the fee table and a footnote to the fee table consistent with Instruction 1(d)(i) to Item 3 of Form N-1A, which relates to master-feeder structures.

Response: The fees and expenses incurred by the Portfolio due to its investment in its Subsidiary are reflected as part of the Acquired Fund Fees and Expenses line item in the Portfolio’s fee table. Such fees and expenses are not passed through to Portfolio investors but are instead waived by PIMCO as reflected by the Expense Reimbursement line item in the Portfolio’s fee table and corresponding footnote 5. Instruction 1(d)(i) to Item 3 only applies to “Master-Feeder Funds” (as defined in General Instruction A to Form N-1A). The Portfolio and its Subsidiary are not Master-Feeder Funds, therefore Instruction 1(d)(i) is not applicable. See also the response to comment 12 below for more information regarding the differences between Master-Feeder Funds as compared to the Portfolio and its Subsidiary.

Comment 8: As required by Instruction 3(f)(vi) to Item 3 of Form N-1A, disclose in a footnote to the fee table that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

Response: Comment accepted.

Comment 9: With respect to footnotes 3, 4 and 5 to the fee table, confirm that the footnotes and corresponding line items in the fee table are consistent with the requirements of Instruction 3(e)

Deborah D. Skeens
February 28, 2012

to Item 3 of Form N-1A. Specifically, only include these footnotes and corresponding line items to the extent the applicable reimbursement and waiver arrangements actually reduce Portfolio operating expenses for no less than one year from the effective date of the registration statement.

Response: To the best of the Registrant’s knowledge and belief, the Portfolio’s contractual expense reimbursement and waiver arrangements will reduce actual expenses for no less than one year from the date of the Portfolios’ registration statement.

Comment 10: With respect to footnote 1 to the fee table, revise to disclose all estimated “Other Expenses” and not just those relating to organizational expenses. See Instruction 6(a) to Item 3 of Form N-1A.

Response: As indicated by the Staff’s comment, Form N-1A specifically permits or requires a New Fund (as defined by Instruction 6 to Item 3), such as the Portfolio, to include a footnote to its Fee Table indicating that “Other Expenses” are estimated for the current fiscal year. Therefore, the Registrant understands the Staff’s comment as a request to delete the word “organizational” from the current footnote so that the footnote only indicates “Other Expenses” are estimated without providing further detail regarding the nature of the “Other Expenses” (i.e., without including the word “organizational”).

As noted above in response to Comment 6, unlike many other fund complexes, the Portfolio has a “unified fee” structure wherein each Portfolio pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Portfolio. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Portfolio’s statutory prospectus and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Portfolio, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under a fixed fee. Accordingly, the Registrant believes that investors in other series of the Registrant have come to expect a total expense ratio from year to year that is typically fixed.

There are, however, certain expenses the Portfolio does bear that are not covered under the unified fee structure which may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the Fee Table, is

Deborah D. Skeens
February 28, 2012

organizational expense.4 As organizational expense by its nature is temporary and is only incurred in connection with the organization of the Portfolio, the Registrant believes that failure to include a brief explanation that “Other Expenses” relate to organizational expense only, and is therefore temporary, may create investor confusion. The Registrant believes a brief footnote appropriately placed where it is most likely to be read by investors (i.e., immediately adjacent to the Fee Table and expense ratio) is helpful and informative for the average investor, not confusing or burdensome. The Registrant believes this is particularly appropriate in the context of a footnote that is specifically permitted or required by Form N-1A.

Comment 11: Various sections of the prospectus indicate the Portfolio may invest up to 25% of its total assets in its subsidiary. In your response, provide the Portfolio’s investment in its subsidiary as of a recent date.

Response: The Portfolio has not yet commenced operations. Accordingly, the Portfolio has not yet invested in its Subsidiary.

Comment 12: With respect to the Portfolio’s subsidiary (i) address whether Section 15 of the 1940 Act applies to the subsidiary’s relationship with its investment adviser; (ii) address whether the subsidiary’s board of directors will comply with the requirements of Section 16 of the 1940 Act; (iii) address whether the subsidiary has the same fundamental and non-fundamental investment restrictions as the Portfolio; (iv) confirm the subsidiary has filed with the SEC a consent to service of process and also consents to the examination of its books and records by the Staff; and (v) address whether the subsidiary’s board of directors will execute the Registrant’s post-effective amendments to its registration statement that relate to the Portfolio.

Response: The Registrant’s responses, set forth below, are similar to the responses provided to similar comments on Post-Effective Amendment Nos. 126, 133 and 171 for PIMCO Funds, Post-Effective Amendment No. 10 for PIMCO Equity Series, each a separate registered investment company also managed by PIMCO, and Post-Effective Amendment No. 48 for the Registrant.5

[4]

Any organizational expense exceeding 0.49 basis points (measured as a percentage of the Portfolio’s assets) is waived or reimbursed consistent with the terms of the Expense Limitation Agreement between the Portfolio and PIMCO.

[5]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 126, at comments 10-14 (July 26, 2007); see also Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 133, at comment 14 (April 28, 2008); Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 171, at comments 10-13 (May 11, 2010); Letter from Adam T. Teufel to Brick Barrientos, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Equity Series Post-Effective Amendment No. 10, at comment 3 (Nov. 2, 2011); and Letter from Adam T. Teufel to Deborah D. Skeens, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 48, at comment 10 (Jan. 10, 2012).

Deborah D. Skeens
February 28, 2012

Whether Sections 8, 15 and 16 of the 1940 Act apply to the Subsidiary

In complying with its fundamental and non-fundamental investment restrictions, the Portfolio will typically aggregate its direct investments with its Subsidiary’s investments when testing for compliance with each investment restriction of the Portfolio. However, the Subsidiary will independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Portfolio segregates assets for, or offsets, similar transactions the Portfolio engages in directly. In addition, the Subsidiary has adopted many of the same fundamental and non-fundamental investment restrictions as the Portfolio. The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Portfolio from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Portfolio to violate Section 48(a).6

Whether the Subsidiary has filed with the SEC a consent to service of process and also consents to the examination of its books and records by the Staff

The Subsidiary is newly organized. When available, the Subsidiary will file with the SEC a consent to service of process and examination of its books and records.7

[6]

For example, if the Portfolio were to cause its Subsidiary to engage in investment activities prohibited by the Portfolio’s fundamental investment restrictions without first obtaining shareholder approval, the Portfolio would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

[7]

The Subsidiary submits to jurisdiction in the United States by virtue of having filed an exhibit to the Registrant’s registration statement substantively similar to Form F-X under the Securities Act that designates the Registrant its agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or an appropriate court. We note that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

Deborah D. Skeens
February 28, 2012

Whether the Subsidiary will execute the Registrant’s post-effective amendments to its registration statement

The Subsidiary is not required to execute the Registrant’s post effective amendments. The Subsidiary is not offering any securities in the United States, nor is the Subsidiary a co-issuer of the Portfolio’s securities.

The Subsidiary is organized solely for the purpose of providing the Portfolio a non-exclusive means by which the Portfolio may advance its investment objective in compliance with an Internal Revenue Service (“IRS”) revenue ruling, which limits the Portfolio’s ability to gain exposure to the commodities markets through investments in commodity-linked swap agreements.8

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).9 In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that the Subsidiary is not offering its securities in the United States in violation of Section 7(d).10

[8]

The Registrant notes that the Portfolio may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS issued private letter rulings to similar funds in which the IRS specifically concluded that income derived from a fund’s investment in its subsidiary will constitute qualifying income to the fund.

[9]

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

[10]

We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of the Portfolio’s assets to be invested in its Subsidiary. For instance, the Portfolio will invest a limited amount of its assets in its Subsidiary and is

Deborah D. Skeens
February 28, 2012

Registrant also believes that the Subsidiary is not a co-issuer of the Portfolio’s securities and is therefore not required to sign the Portfolio’s post-effective amendments. Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.11

The Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Portfolio’s investment in its Subsidiary is a limited part of the Portfolio’s overall limited by the Internal Revenue Code diversification requirements applicable to registered investment companies (limiting a fund’s investment in its subsidiary to 25% of total assets at quarter-end). Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The Portfolio’s investment in its Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Portfolio’s investment objective in light of an IRS revenue ruling rather than to create a foreign investment vehicle to be marketed to U.S. investors. In addition, the concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against the Portfolio, which is registered under the 1940 Act and subject to Section 48(a) thereunder.

[11]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

Deborah D. Skeens
February 28, 2012

investment strategy. The “chief part” of the Portfolio’s business is not the purchase of the securities of its Subsidiary and the sale of its own securities. Rather, the Portfolio’s assets are typically invested outside the Subsidiary. As noted above, only a limited portion of the Portfolio’s assets will be invested in its Subsidiary. Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Portfolio.12 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that the Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement. Should the Portfolio’s investment in its Subsidiary ever become the chief part of its business, the Subsidiary will undertake to sign the Portfolio’s registration statement as requested.

Although the Subsidiary is not required to sign the registration statement, Registrant believes that the SEC and Staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of Portfolio investors. First, as noted above, the Subsidiary will not be able to engage in any activity that would cause the Portfolio to violate the 1940 Act pursuant to Section 48(a). Second, although the Subsidiary is organized in the Cayman Islands, all of its activities, including investment management, will take place in the United States. The Subsidiary’s books and records will be maintained in the United States, together with the Portfolio’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of the Subsidiary’s assets will be maintained in the United States with the Portfolio’s custodian in accordance with Section 17(f) and the rules thereunder. As noted above, the Subsidiary will file a consent to service of process and examination of its books and records.

Comment 13: Footnotes 3, 4 and 5 to the fee table describe certain expense reimbursements and/or fee waiver arrangements. Confirm that any adjustment to the 1- and 3-year periods of the Expense Example is made only for those period(s) for which the expense reimbursement and/or fee waiver arrangement is expected to continue.

Response: The expense limitation agreement upon which the organizational expense reimbursement described in footnote 3 is based renews automatically for additional one-year terms, unless the Portfolio’s Administrator provides written notice to the Portfolio of the

[12]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987) (Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

Deborah D. Skeens
February 28, 2012

termination (or non-renewal) of the agreement at least 30 days prior to the end of the then-current term.13 The contractual expense reimbursement and fee waiver described in footnotes 4 and 5, respectively, are expected to continue indefinitely. Accordingly, each of the 1- and 3-year periods of the Expense Example has been adjusted to reflect the amounts reimbursed or waived pursuant to these contractual arrangements. In the unexpected event a contractual arrangement is terminated, the Registrant will promptly supplement the prospectus to reflect the increased expenses.

Comment 14: Certain principal risks are not discussed in the Principal Investment Strategies section, including Arbitrage Risk, Distressed Company Risk, and Smaller Company Risk. Add discussion to the Principal Investment Strategies regarding the investments that give rise to these principal risks.

Response: The Portfolio invests in a variety of Underlying PIMCO Funds and Acquired Funds (as disclosed in the Principal Investment Strategies), some of which invest in securities of distressed companies and smaller companies or engage in an arbitrage strategy as part of their respective principal investment strategies. The Portfolio may also invest directly in Fixed Income Instruments (as disclosed in the Principal Investment Strategies section), which are defined in the Characteristics and Risks of Securities and Investment Techniques—Fixed Income Instruments section of the prospectus to include “corporate debt securities.” In addition, the Portfolio may invest directly in equity securities. The Principal Investment Strategies section states that “[w]ith respect to its direct or indirect (through a fund) investments in equity securities, there is no limitation on the market capitalization range of the issuers in which the Portfolio may invest.” Accordingly, the Registrant believes the Fund’s Principal Investment Strategies section adequately discusses the Fund’s potential investment in the securities addressed by Arbitrage Risk, Distressed Company Risk, and Smaller Company Risk.

Comment 15: The Performance Information section discusses the Portfolio’s benchmark indexes and states that the secondary benchmark index, which is a blend of 60% MSCI World Index and 40% Barclays Capital U.S. Aggregate Index, is “designed to measure the equity market performance of developed markets.” Explain how this statement is true for an index that is a blend of a global equity index and a domestic bond index.

Response: The disclosure has been revised to clarify that the statement “designed to measure the equity market performance of developed markets” applies to the MSCI World Index only.

[13]	The Registrant, not the Administrator, is permitted to terminate the agreement upon ninety (90) days’ prior written notice.

Deborah D. Skeens
February 28, 2012

Comment 16: Footnote 6 to the table in the Management of the Portfolio—Fund of Funds Fees section references the “CRRS Subsidiary,” but does not define this term. Please define the term at first use.

Response: Comment accepted.

Comment 17: The table in the Management of the Portfolio—Fund of Funds Fees section includes several footnotes referencing reimbursement and waiver arrangements which appear to have expired. Delete all footnotes relating to expired reimbursement or waiver arrangements.

Response: Comment accepted.

Comment 18: The Description of the Underlying PIMCO Funds section describes several Underlying PIMCO Funds under the category heading “Tax Exempt.” Explain why tax exempt funds are included as Underlying PIMCO Funds for a fund that is sold to Separate Accounts of insurance companies that fund Variable Contracts.

Response: The Portfolio may invest in various Underlying PIMCO Funds, including certain Municipal Funds listed under the category heading “Tax Exempt” in the table indicated by the Staff’s comment. As you know, the Portfolio intends to structure its investments in a manner that is consistent with all applicable Internal Revenue Code requirements so that income with respect to Variable Contracts invested in the Portfolio is not taxable to the owners of the Variable Contracts. Accordingly, the Portfolio’s investments in Municipal Funds, if any, is not for purposes of providing tax-advantaged income to beneficial owners of the Portfolio, but rather for purposes of seeking to achieve the Portfolio’s investment objective.

Statement of Additional Information

Comment 19: The Management of the Trust—Compensation Table on page 73 does not include columns 3 and 4 as set forth in Item 17(c) of Form N-1A, which relate to retirement benefits accrued by each Trustee as part of the Portfolios’ expenses and estimated annual benefits payable upon the Trustee’s retirement. Please revise or explain.

Response: The Registrant’s Trustees do not accrue pension or retirement benefits as part of Portfolio expenses. In light of this comment, the Registrant has added column 3 (as set forth in Item 17(c) of Form N-1A) and will note within this column that the applicable amount is “N/A” or “0” with respect to each Trustee. Registrant will omit column 4 as permitted by Instruction 4 to Item 17(c).

Deborah D. Skeens
February 28, 2012

Comment 20: The table required by Item 25(b) of Form N-1A appears to be missing. Please revise or explain.

Response: The table required by Item 25(b) of Form N-1A relates to “commissions and other compensation received by each principal underwriter... directly or indirectly, from the [Portfolio] during the [Portfolio’s] most recent fiscal year.” As PEA 48 relates to Institutional Class shares only, we note that the Portfolios’ Institutional Class shares pay no compensation to the Portfolios’ principal underwriter. With respect to other classes of shares, historically, any compensation payable under a Rule 12b-1 plan or other shareholder servicing plan has been paid by the Portfolio directly to financial intermediaries. Accordingly, the Portfolios’ principal underwriter typically does not receive compensation from the Portfolios. In response to this comment, the Registrant will review and revise the current SAI disclosure, if appropriate, in connection with the Registrant’s upcoming annual update of its registration statement.

Part C

Comment 21: In response to Item 28(h) of Form N-1A, a “form of” participation agreement, services agreements and selling agreements have been filed as exhibits to the registration statement. Consistent with Rule 483(d)(2), please file executed copies of these agreements and not “form of” agreements.

Response: Due to the large number of agreements involved and consistent with past practice, the current “form of” participation agreement, services agreements and selling agreements have been filed as exhibits to the registration statement. The Registrant will make a copy of any executed participation agreement, services agreement or selling agreement available to the Staff upon request.

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 49 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Deborah D. Skeens
February 28, 2012

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Variable Insurance Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

February 28, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”) (File Nos. 333-37115, 811-08399)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 51 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on December 13, 2011 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox

Adam T. Teufel

J. Stephen King, Jr.

Ryan Leshaw